Via Facsimile and U.S. Mail
Mail Stop 4720

August 17, 2009

Mr. Patrick. B. Kelleher
Senior Vice President and Chief Financial Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, VA 23230

Re: Genworth Financial, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      File Number: 001-32195

Dear Mr. Kelleher,

      We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Carlton E. Tartar
                                        Accounting Branch Chief